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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66677

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 01, 2011__ AND ENDING ___December 31, 2011___
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merlin Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 3050

                 (No. and Street)

San Francisco   **CA**   **94111**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Hiestand   **(415) 848-0270**

                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

             (Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620   **San Francisco**   **CA**   **94105**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **John D. Hiestand**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Merlin Securities, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

CHIEF FINANCIAL OFFICER
Title


State of California
County of San Francisco

Subscribed and sworn to before me
this _22_ day of February 2012

_____
Notary Public

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Operations.
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Member's Equity.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☒	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
☐	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☒	(m)	A copy of the Securities Investor Protection Corporation Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒	(o)	Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.
☐	(p)	Schedule of Segregation Requirements and funds in segregations–customers' regulated commodity futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MERLIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



Report of Independent Registered Public Accounting Firm

To the Member
  Merlin Securities, LLC

We have audited the accompanying statement of financial condition of Merlin Securities, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merlin Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 17, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

MERLIN SECURITIES, LLC
Statement of Financial Condition
<u>December 31, 2011</u>

Assets

Cash and cash equivalents	$ 20,342,944
Due from clearing brokers	1,179,370
Accounts receivable, net	398,997
Deposits with clearing brokers	2,299,340
Prepaid expenses and other assets	463,525
Total assets	**$ 24,684,176**

Liabilities and Member's Equity
Liabilities

Accounts payable	$ 426,647
Commissions and bonuses payable	196,854
Due to customers	2,598,000
Accrued expenses	2,303,521
Due to parent	1,626,776
Total liabilities	**7,151,798**
Member's equity	17,532,378
Total liabilities and member's equity	**$ 24,684,176**

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

    Business

    Merlin Securities, LLC (the "Company") is a Delaware limited liability company formed on April 1, 2004. The Company is a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Parent"). As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

    The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association ("NFA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

    The Company is an introducing broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. J.P. Morgan Clearing Corp. and Goldman Sachs Execution and Clearing Services, L.P. (collectively, the "Clearing Brokers") are custodians who provide custody and/or clearing services to the Company.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

    Due from Clearing Brokers

    Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from the brokers primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due from the Clearing Brokers.

1. Business and Summary of Significant Accounting Policies (continued)

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

Due to Parent

The Parent incurs expenditures on behalf of the Company, which are reflected as expenses on the books of the Company. Amounts due to Parent represent amounts owed to the Parent by the Company for reimbursement of such expenditures as of December 31, 2011.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a single member limited liability corporation for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2007.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. **Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk**

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2011. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also invests excess cash in money market funds. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held by the Clearing Brokers is insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the Clearing Brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by unrelated Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

3.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

4.   Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2011, the Company had regulatory net capital, as defined, of $16,593,112, which exceeded the amount required by $16,116,325. The Company's aggregate indebtedness to net capital ratio was 0.431 to 1.

5.   Related Party Transactions

The Company is party to an expense sharing agreement with the Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis. At December 31, 2011, the amount due to the Parent was $1,626,776.

The Parent owns limited partnership investments in five hedge funds that are clients of the Company. The Parent has no control over the day-to-day management of these funds; therefore, the Parent is dependent on the expertise, abilities and integrity of the general partners, investment managers or investment advisers of those investee funds.

6.   Commitments

The following is a table summarizing significant commitments as of December 31, 2011, consisting of future minimum lease payments under all non-cancelable operating leases for market data and technology services with initial or remaining terms in excess of one year.

	Operating Leases
2012	$ 968,160
2013	895,285
2014	639,945
	$ 2,503,390

7.   Contingencies

A former customer of the Company commenced arbitration before FINRA by filing a Statement of Claim on April 25, 2011. The claim alleges various causes of action including a claim for losses incurred due to the Company's alleged failure to provide services per the terms of the service agreement. Management believes that the former customer's claim is without merit and intends to vigorously defend its position.

8.   Subsequent Events

Management evaluated subsequent events through February 17, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.